SECURITIES AND EXCHANGE COMMISSION

05037944

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-47295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dulles Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 Connecticut Ave., N.W., Suite 1012
(No. and Street)

Washington (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gelman, Rosenberg & Freedman
(Name – *if individual, state last, first, middle name*)

4550 Montgomery Ave., Suite 650N (Address) Bethesda (City) MD (State) 20814 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dulles Capital Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tamela Denise McRoy
Commission Expires Nov. 1, 2008
Montgomery County, MD

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

DULLES CAPITAL GROUP, INC.

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

DULLES CAPITAL GROUP, INC.

CONTENTS

GELMAN, ROSENBERG & FREEDMAN
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dulles Capital Group, Inc.
Washington, D.C.

We have audited the accompanying statements of financial condition of Dulles Capital Group, Inc. (the Company) as of December 31, 2004 and 2003 and the related statements of loss, comprehensive loss, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dulles Capital Group, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gelman Rosenberg & Freedman

February 25, 2005

4550 Montgomery Avenue • Suite 650 North • Bethesda, Maryland 20814
(301) 951-9090 • Fax: (301) 951-3570 • www.grfcpa.com

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 1,038	$ 2,598
Due to shareholder (Note 3)	277	-
Current income taxes payable (Note 5)	100	629
Deferred income taxes, current (Note 5)	-	8,784
Total liabilities	1,415	12,011
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Paid-in capital	34,126	30,118
Retained earnings (deficit)	(22,153)	12,617
Unrealized loss on available-for-sale securities	(255)	(465)
Total stockholder's equity	12,718	43,270
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 14,133**	**$55,281**

notes to financial statements.

DULLES CAPITAL GROUP, INC.

STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Commission revenue	$ 24,688	$ 62,346
Gain from sale of securities	-	19,177
Total revenue	24,688	81,523
OPERATING EXPENSES		
Commissions	-	28,607
Travel and entertainment	2,713	10,219
Dues and membership	2,607	4,524
Professional fees	17,535	26,358
Telephone	5,261	5,938
Office expenses	1,608	2,991
Insurance	724	710
Other expenses	1,181	3,130
Bad debt expense	39,117	-
Total operating expenses	70,746	82,477
Net loss before income taxes	(46,058)	(954)
Income tax (expense) benefit (Note 5)	11,288	(887)
NET LOSS	**$(34,770)**	**$ (1,841)**

See accompanying notes to financial statements.

DULLES CAPITAL GROUP, INC.

STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Net loss	$(34,770)	$(1,841)
Other comprehensive income, net of tax	-	-
Unrealized holding gain (losses) during the period	210	(465)
COMPREHENSIVE LOSS	**$(34,560)**	**$(2,306)**

See accompanying notes to financial statements.

Additional Paid-in Capital	Retained Earnings (Deficit)	Total
$30,118	$ 14,458	$ 45,576
-	(1,841)	(1,841)
-	(465)	(465)
30,118	12,152	43,270
-	(34,770)	(34,770)
4,008	-	4,008
-	210	210
$34,126	**$(22,408)**	**$ 12,718**

to financial statements.

DULLES CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(34,770)	$ (1,841)
Adjustments to reconcile net loss to net cash used by operating activities:		
Bad debt expense	39,117	-
Gain on sale of marketable securities	-	(19,177)
(Increase) decrease in:		
Prepaid expenses	215	2,042
Deferred income tax asset	(2,075)	-
Increase (decrease) in:		
Accounts payable and accrued liabilities	(1,560)	2,598
Income taxes payable	(529)	568
Deferred income tax liability	(8,784)	258
Net cash used by operating activities	(8,386)	(15,552)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for marketable securities	-	(15,406)
Proceeds from sale of marketable securities	-	34,583
Net cash provided by investing activities	-	19,177
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances (to) from shareholder loans	5,824	(6,019)
Capital contributions	4,008	-
Net cash provided (used) by financing activities	9,832	(6,019)
Net increase (decrease) in cash	1,446	(2,394)
Cash at beginning of year	6,652	9,046
CASH AT END OF YEAR	**$ 8,098**	**$ 6,652**
SUPPLEMENTAL CASH FLOWS DISCLOSURE		
Income Taxes Paid	**$ 100**	**$ 100**

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business -

Dulles Capital Group, Inc. (the Company) was incorporated on June 20, 1994 in the District of Columbia. The Company is a broker and dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. The Company is primarily engaged in the private placement of securities and as a mutual fund retailer and does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company has registered to do business in the following jurisdictions: District of Columbia, Maryland, and Virginia.

Commissions -

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed assets and depreciation -

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Marketable securities -

Securities investments that the Company has the positive intent and ability to hold indefinitely are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in "other assets" on the statement of financial condition, with the change in fair value during the period excluded from earnings and recorded as a component of stockholder's equity.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

As a registered broker dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule l5c3-1) which requires the maintenance of minimum net capital of $5,000. At December 31, 2004, the Company had net capital of $9,071 which exceeded the required minimum by $4,071.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, advances were made by the president and principal shareholder of the Company. The amounts are due upon demand, and are reflected as loan due to shareholder at year-end.

4. MARKETABLE SECURITIES

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale. Unrealized holding losses on such securities, which were subtracted from stockholder's equity during 2004 and 2003, were $(255) and $(465), respectively.

5. INCOME TAXES

Temporary differences giving rise to the deferred tax liability consist primarily of items recognized under the accrual method for financial reporting purposes and not recognized under the cash method of reporting used for income tax purposes and the excess of depreciation for tax purposes over the amount for financial reporting purposes.

Amounts for deferred tax assets and liabilities are as follows:

	2004	2003
Deferred tax liability	$ -	$(9,860)
Deferred tax asset, net of valuation allowance of $0	2,075	1,076
	$2,075	**$(8,784)**

Income tax expense for the year ended December 31, 2004 was determined as follows:

	Total	Federal	DC
Current	$ 100	$ -	$ 100
Deferred	(11,388)	(6,613)	(4,775)
	$(11,288)	**$(6,613)**	**$(4,675)**

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes of approximately $1,060.

The Company has available at December 31, 2004, approximately $9,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2022 to 2024.

6. CONCENTRATION OF CREDIT RISK

The Company arranges the private placement of securities in exchange for commissions and provides variable life, annuity and mutual fund products to individuals and business clients on a commission basis. Receivables arising from private placements are not collateralized. As of December 31, 2004 and 2003, there were allowances for doubtful accounts of $0 and $10,000, respectively.

SUPPLEMENTAL FINANCIAL INFORMATION

DULLES CAPITAL GROUP, INC.

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Total stockholder's equity	$12,718	$ 43,270
Non-allowable assets:		
Accounts receivable, net	-	(39,117)
Prepaid expenses	(915)	(1,130)
Loan to shareholder	-	(5,547)
Petty cash	(200)	(200)
Net capital before deferred taxes	11,603	(2,724)
Deferred income taxes	(2,075)	8,784
Net capital before haircuts on securities	9,528	6,060
Haircuts on available-for-sale securities	(457)	(425)
Net capital	9,071	5,635
Capital requirement	(5,000)	(5,000)
EXCESS NET REGULATORY CAPITAL	**$ 4,071**	**$ 635**
AGGREGATED INDEBTEDNESS-LIABILITIES	**$ 1,415**	**$ 3,227**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**15.60%**	**57.27%**
RECONCILATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$10,105	$ 8,903
Decrease in cash	(50)	(1)
Increase in available-for-sale securities	270	-
Haircuts on securities	(457)	(425)
Increase in other liabilities	(797)	(2,842)
NET CAPITAL PER ABOVE	**$ 9,071**	**$ 5,635**

DULLES CAPITAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004 AND 2003

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2004 and 2003.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

DULLES CAPITAL GROUP, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004 AND 2003**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2004 and 2003.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

GELMAN, ROSENBERG & FREEDMAN

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Dulles Capital Group, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements and supplementary information of Dulles Capital Group, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control

4550 Montgomery Avenue • Suite 650 North • Bethesda, Maryland 20814
(301) 951-9090 • Fax: (301) 951-3570 • www.grfcpa.com

Member of CPAmerica International, an affiliate of Horwath International
Member of the American Institute of Certified Public Accountants' Private Companies Practice Section

would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Acts of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gelman Rosenberg & Freedman

February 25, 2005